Exhibit 99.10

R.K. MacLeod*, B.S., P.Eng., CEO and Board Chairman
H.J. Helwerda*, B.Sc., P.Eng., FEC, President & COO
D.J. Carsted*, CD, B.Sc., P.Geol., Executive VP & CTO
G.D. Robinson*, B.Sc., P.Eng., VP, International
C.P. Six*, B.Sc., P.Eng., VP, Unconventional
A.A. Szabo*, B.Sc., P.Eng., Manager, Engineering
S.W. Pennell*, B.S., P.Eng., Manager, Engineering, International
B.F. Jose, M.Sc., P.Geoph., VP, Geoscience, International
N.T. Stewart, B.A.Sc., P.Eng., VP, Engineering, Canada
K.P. McDonald, B.Comm., CA, CFO
M.R. Van de Veen, QC, J.D., M.B.A., L.L.M., General Counsel, Corporate Secretary

           *Directors

Ref.: 3075
March 10, 2014

Re: Consent of Independent Engineers

We refer to our report dated February 5, 2014 and effective December 31, 2013, evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp. and its affiliates, which is entitled "Evaluation of Certain Saskatchewan P&NG Reserves of Crescent Point Energy Corp. (As of December 31, 2013)" (the "Report").

We hereby consent to the references to our name in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2013 dated March 11, 2014, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Sincerely,

SPROUIE ASSOCIATES LIMITED

Vincent K. Hui, P.Eng.
Petroleum Engineer and Partner